BY EDGAR

July 1, 2016

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn:      Suzanne Hayes

Re:	Marina Biotech, Inc.

Post-Effective Amendment to Form S-1

Filed April 8, 2016

File No. 333-206648 and 333-200702

Dear Ms. Hayes:

On behalf of our client, Marina Biotech, Inc., a Delaware corporation (the “Company”), we hereby submit this letter in response to the comments set forth in that certain letter dated April 14, 2016 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to the Company relating to Post-Effective Amendment No. 1 to Form S-1 that the Company filed with the Commission on April 8, 2016 (File Nos. 333-206648 and 333-200702) (the “Registration Statement”).

The Company is responding to the Staff’s comments by revising the Registration Statement as set forth below. The Company is also updating the Registration Statement to add its financial statements for the fiscal quarter ended March 31, 2016, and to revise certain disclosure to reflect recent events. For your convenience, the Staff’s comments have been retyped herein in bold.

Comment

1.	We note that you have incorporated certain information by reference. However, it does not appear that you are eligible to do so. Smaller reporting companies must meet each of our existing eligibility requirements and conditions to use forward incorporation by reference on Form S-1. For example, forward incorporation is not available for smaller reporting companies that are, or during the past three years were, issuers for offerings of penny stock. Please your registration statement accordingly. See General Instruction VII to the Form S-1.

Response

In response to the Staff’s comments, the Company has modified the Registration Statement to remove the section entitled “Incorporation By Reference”, and has filed the Registration Statement, as amended, with the Commission.

If you have any further questions or comments, or would like to discuss this response letter or the amended Registration Statement, please feel free to call me at (212) 326-0468.

Sincerely,

/s/ Michael T. Campoli
Michael T. Campoli
Pryor Cashman LLP

cc:	Joseph W. Ramelli, Marina Biotech, Inc.

Lawrence Remmel, Pryor Cashman LLP